UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 001-09065

(Check one):
✓ Form 10-K
Form 20-F
Form 11-K
Form 10-Q
Form 10-D
Form N-SAR
Form N-CSR
For Period Ended: July 31, 2013

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended: N/A

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   N/A

PART I — REGISTRANT INFORMATION

Ecology and Environment, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

368 Pleasant View Drive
Address of Principal Executive Office (Street and Number)

Lancaster, New York 14086
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Reason for Extension

The Company needs additional time to complete the analysis and presentation of its financial statements.  Specifically, additional time is needed to complete an assessment of potential software impairment that could not be completed by the Form 10-K filing date.

Through July 31, 2013, the Company capitalized $4.1 million of development costs related to a new management information system.  Management is currently assessing the utility of the new software, particularly certain modules utilized for daily monitoring and management of project operations.  As a result of this review, management is assessing potential impairment of software development costs capitalized through July 31, 2013, which could have a material impact on the Company's results of operations for the fiscal year ended July 31, 2013.  The Company needs additional time to complete the software impairment analysis and to report the results of this analysis in its consolidated financial statements.

Significant Change in Operations for the Fiscal Year Ended July 31, 2013

2013 Operations Overview

The following narrative describes significant changes in the Company's unaudited results of operations for the fiscal year ending July 31, 2013 as compared to results of operations for the fiscal year ending July 31, 2012, which will be reflected in the Company's Annual Report on Form 10-K for fiscal year 2013.  This narrative does not quantify the impact, if any, of any potential adjustment for software impairment, since the Company is the process of completing its evaluation of the status of the new software as described above.

The Company's unaudited income before income tax provision, prior to any potential adjustment for software impairment, decreased $4.5 million (103%) to a loss of $0.1 million for fiscal year 2013.  Revenue less subcontract costs, which is a key performance measurement for the Company's business, decreased $13.2 million (11%) during fiscal year 2013, due mainly to:

•	lower project work volumes in energy and mining sectors within the Company's domestic and certain of its foreign markets; and
•	higher net reserves for contract adjustments recorded as a reduction of revenue, which were required for projects in China and northern Africa.

Lower revenue less subcontract costs noted above were partially offset by:

•	lower professional service costs and other direct project expenses as a result of lower project work volumes and other managed reductions in technical staff levels; and
•	lower indirect expenses due primarily to managed reductions of staff levels in various administrative, marketing and other indirect departments.

2013 Revenue Overview

During fiscal year 2013, revenue of $134.9 million decreased 13% from the prior year and was 20% lower than fiscal year 2011.  Revenue from domestic and foreign sources is summarized in the following table.

	Fiscal Year Ended July 31,
	2013	2012	2011
Revenue by Geographic location:
United States	$91,451,247	$98,558,099	$115,040,860
Foreign countries	43,485,644	56,852,000	54,132,000
Total	$134,936,891	$155,410,099	$169,172,860

U.S. Markets

Domestic revenue for fiscal year 2013 decreased 7% from the prior year and was 21% lower than fiscal year 2011 revenue.  The Company's domestic revenue reached the highest levels in its history during fiscal year 2011 mainly on the strength of two specific large and profitable projects.  These projects were completed during fiscal year 2012, and we were unable to replace the significant volume of lost work activity with new projects during fiscal years 2012 or 2013.

During fiscal years 2013 and 2012, a stagnant U.S. economy significantly inhibited the Company's ability to grow in domestic government and commercial markets.  This was especially true within certain market sectors which historically have been integral to the Company's business, such as energy transmission, mining and governments.  Through continuous evaluation and evolution of the Company's business development strategy and through monitoring of general economic conditions in the U.S., we believe that the Company is well positioned to identify opportunities for business growth during fiscal year 2014 and future fiscal years.  However, we cannot be certain of the strength of certain key economic conditions that may lead to business opportunities for us in the U.S. during fiscal year 2014, or when such conditions will improve.

Foreign Markets

Foreign revenue for fiscal year 2013 decreased 24% from the prior year and was 20% lower than fiscal year 2011 revenue.  Lower revenue from projects in the Middle East, Africa and Asia was the primary driver of lower foreign revenue during fiscal year 2013.  During fiscal years prior to 2013, we identified opportunities to expand the Company's operations in these regions.  Over that same period however, we experienced significant counterparty risks and incremental related operating costs (i.e., contractual and bad debt reserves; administrative costs) that outweighed the benefits of operating within these markets.  After considering the age of the related contract receivables, non-payment of required contractual advance payments owed to us and uncertainty as to the intentions of the counterparties associated with these projects, we recorded higher net reserves for contract adjustments as a reduction of revenue during fiscal year 2013, as compared with the prior fiscal year.

Operating Expense Management

Total technical and indirect operating expenses (excluding depreciation and amortization expenses) decreased $15.8 million (11%) during fiscal year 2013, as compared with the prior fiscal year.  A portion of the decrease was a direct result of lower operating revenues.  Additionally, during fiscal year 2013, management critically reviewed technical and indirect staffing levels, other expenses necessary to support current project work levels and key administrative processes.  As a result of this review, we reduced staff counts in various technical and indirect departments and reduced utilization of contracted services.  These reductions resulted in significant cost savings during fiscal year 2013, and are expected to result in reductions in direct and indirect operating expenses in fiscal year 2014.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Peter Sorci	716	684-8060
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).      Yes  ☑     No  *

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       Yes  ☑    No *

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Refer to Part III of this Form 12b-25 for a narrative of significant changes in results of operations.

Ecology and Environment, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 29, 2013	By:	/s/ H. John Mye III
H. John Mye III
Vice President, Treasurer and Chief Financial Officer – Principal Financial and Accounting Officer